File No. 0-27884

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June, 2002

Macronix International Co., Ltd.

No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___V___ Form 40-F ________.

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ________ No ___V___.

[If " Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:________.]

(This Form 6-K has 11 pages, Exhibit index is on page 2)

CRG AT

EXHIBIT INDEX

MACRONIX INTERNATIONAL CO., LTD.

June 10, 2002

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of May 2002.

1) Sales volume (NT$: Thousand)

Time	*Item*	*2002*	*2001*	*Changes*	*(%)*
May	*Invoice amount*	1,417,735	1,838,087	-420,352	-22.87%
Jan. through May	*Invoice amount*	6,504,057	10,576,793	-4,072,736	-38.51%
May	*Net Sales*	1,301,595	1,817,975	-516,380	-28.40%
Jan. through May	*Net Sales*	5,339,987	10,453,599	-5,113,612	-48.92%

2) Funds lent to other parties (NT$: Thousand)

	Bal. As of May end	*Bal. As of April end*	*Limit of lending*
MXIC	0	0	6,718,685
MXIC's subsidiaries	1,092,160	1,604,110	6,718,685

3) Endorsements and guarantees (NT$: Thousand)

	Limit of endorsement	*May*	*Bal. As of period end*
MXIC	13,437,370	648,470	4,177,512
MXIC's subsidiaries	2,820,865	0	0
MXIC endorses for subsidiaries		0	4,177,512
MXIC's subsidiaries endorses for MXIC		0	0
MXIC endorses for PRC companies		0	0
MXIC's subsidiaries endorses for PRC companies		0	0

4) Financial derivatives transactions (NT$: Million)

4-1 Hedging purpose

For assets / liabilities denominated in foreign currencies		*For the position of floating rate liabilities*	
Underlying assets / liabilities	6,827	*Underlying assets / liabilities*	0
Financial instruments	2,3,4,5	*Financial instruments*	5
Realized profit (loss)	-16	*Realized profit (loss)*	0

Financial instruments : 1. Future 2. Option 3. Forward contracts 4. Interest rate swap 5. Others

4-2 Trading purpose: None.

MACRONIX INTERNATIONAL CO., LTD.

For the month of May 2002

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of Macronix International Co., Ltd. (The Company： "MXIC')(NASDAQ：MXICY)； 2) outstanding units and shares of ADR ；3) outstanding amount of Convertible Bonds by MXIC for the month of May 2002.

1) The trading of directors, supervisors, executive officers and 10% shareholders：None

2) Outstanding units and shares of ADR：

Outstanding of units on April 30,2002	*Outstanding of shares on April 30,2002*	*Outstanding of units on May 31,2002*	*Outstanding of shares on May 31,2002*
1,725,952.1	17,259,521	1,532,452.1	15,324,521

3) Outstanding amount of Convertible Bonds

Convertible Bonds	*Conversion Price*	*Outstanding Amounts on May 31,2002*
0% Convertible Bonds Due 2003	NT$25.7649	US$80,000,000
1% Convertible Bonds Due 2005	NT$45.4855	US$158,922,000
0.5% Convertible Bonds Due 2007	NT$31.3200	US$169,224,000

MACRONIX INTERNATIONAL CO., LTD.

For the month of June 2002

This is to report 1) the pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 5% shareholders of MXIC 2) the acquisition of assets by MXIC and 3) the disposition of assets by MXIC for the month of June 2002.

1) The pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders：None

2) The acquisition of assets：

2-1 Fund

Date	*Description of assets*	*Trade Quantity (Unit)*	*Purchase Price (Per Unit)*	*Trade Amount (NT$)*
91/06/04	The First Global Investment Trust Wan Tai Bond Fund	11,501,479.9	13.0418	150,000,000
91/06/05	The First Global Investment Trust Wan Tai Bond Fund	7,667,124.1	13.0427	100,000,000
91/06/05	HSBC NTD Money Management Fund	10,796,415.6	13.8935	150,000,000
91/06/07	President James Bond Fund	8,368,784.4	14.3390	120,000,000
91/06/20	President James Bond Fund	11,844,048.7	14.3532	170,000,000
91/06/24	Ta Chong Bond Fund	18,202,879.4	12.086	220,000,000

2-2 Share

Date	*Description of assets*	*Trade Quantity (Share)*	*Purchase Price (Per share)*	*Trade Amount (NT$)*
91/05/13	Joytech Co., Ltd.	500,000	NT$10	5,000,000
91/06/07	Chao Hong Electronic Co., Ltd.	5,000,000	NT$10	50,000,000
91/06/20	Honpang Venture Capital Corporation	12,000,000	NT$10	120,000,000

MXIC

3) The disposition of assets：

Date	*Description of assets*	*Trade Quantity (Unit)*	*Sale Price (Per Unit) (NT$)*	*Trade Amount (NT$)*	*Income / Loss (NT$)*
91/06/12	HSBC NTD Money Management Fund	10,796,415.6	13.8996	150,065,858	65,858
91/06/17	President James Bond Fund	8,368,784.4	14.3434 ~14.3500	120,066,749	66,749
91/06/17	The First Global Investment Trust Wan Tai Bond Fund	19,168,604	13.0538	250,223,123	223,123
91/06/27	President James Bond Fund	11,844,048.7	14.3606	170,087,646	87,646
91/06/28	Ta Chong Bond Fund	18,202,879.4	12.0898	220,069,171	69,171

MXIC

MACRONIX INTERNATIONAL CO., LTD.

Press Release
2002/6/6

Macronix Announced Sales Revenue of May 2002

Macronix International Co. Ltd. (NASDAQ: MXICY) today announced the May unaudit financial result, the Net Sales is NT$1,301 million, which sales revenue grew 8% to compare with April. The sales accumulation was NT$5,339.9 million from January to May of 2002.

MACRONIX INTERNATIONAL CO., LTD.

Press Release
2002/6/21

Stock Dividend Details for Common Shares and ADSs

Science-Based Industrial Park, Hsin-Chu, Taiwan, MACRONIX (TAIEX: 2337, NASDAQ: MXICY), announced details in respect of it previously-announced 10% stock dividend that relate to its TSE-listed common shares and NASDAQ-listed American Depositary Shares ("ADSs").

The ex-dividend date and record date for Macronix common shares and ADSs will be July 5 and July 13, respectively, and the Company's share transfer books will be closed for transfers from July 9 through July 13, 2002.

No fractional shares will be issued in respect of Macronix shares listed and traded on the Taiwan Stock Exchange in connection with this stock dividend. However, holders of Macronix shares listed and traded on the Taiwan Stock Exchange may, in private transactions, aggregate their entitlements to fraction shares in order to have additional whole shares issued in connection with this stock dividend.

MACRONIX INTERNATIONAL CO., LTD.

Press Release
2002/6/26

Macronix International Co., Ltd.
US$ 150,000,000
0% Convertible Bonds Due 2003

"Notice of Consolidation Date and Conversion Price"

NOTICE IS HEREBY that the Record Date will be July 13, 2002 which is the last date of Suspension Period. The Consolidation Date will be July 26, 2002. The result of the distribution of 331,934,262 common shares of Macronix International Co., Ltd. (the "Company") in the form of the stock dividends, the Conversion price will be adjusted from NT$25.7649 to NT$23.4226 with effect from July 5,2002. And the Conversion Right may be exercised starting from July 14, 2002.

NOTICE TO BONDHOLDERS

Macronix International Co., Ltd.
US$ 200,000,000
1% Convertible Bonds Due 2005

"Notice of Consolidation Date and Conversion Price"

NOTICE IS HEREBY that the Record Date will be July 13, 2002 which is the last date of Suspension Period. The Consolidation Date will be July 26, 2002. The result of the distribution of 331,934,262 common shares of Macronix International Co., Ltd. (the "Company") in the form of the stock dividends, the Conversion price will be adjusted from NT$45.4855 to NT$ 41.3505 with effect from July 5,2002. And the Conversion Right may be exercised starting from July 14,2002.

Macronix International Co., Ltd.
US$ 169,224,000
0.5% Convertible Bonds Due 2007

"Notice of Consolidation Date, Conversion Price & Closed Period"

NOTICE IS HEREBY that the Record Date & Consolidation Date will be July 13, 2002. The Conversion Right relating to the Bonds is suspended from the close of business on July 8 to the Record Date, 2002. The result of the distribution of 331,934,262 common shares of Macronix International Co., Ltd. (the "Company") in the form of the stock dividends, the Conversion price will be adjusted from NT$31.32 to NT$ 28.4727 with effect from July 14,2002. And the Conversion Right may be exercised starting from July 14, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.

Date: July 2, 2002 By: ______________________

Name: Paul Yeh

Title: Associate Vice President of Finance Center